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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number: 0-07914b b


                           NOTIFICATION OF LATE FILING

|_|Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q |_| Form N-SAR


      For Period Ended: June 30, 2008

        |_| Transition Report on Form 10-K   |_| Transition Report on Form 10-Q
        |_| Transition Report on Form 20-F   |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                                Nacel Energy Corporation
Former name if applicable
Address of principal executive office                  1128 12th Street, Suite B
City, state and zip code                               Cody, Wyoming 82414

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
            10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      Despite diligent efforts, the work necessary to complete the Company's preparation of its financial statements and assemble all of the necessary business information to complete required disclosures has caused delay in completion of the Company's financial statements and the delivery of the report of the independent accountants relating to the Company's financial statements for the quarterly period ended at June 30, 2008. As a result of this delay, the Company is unable to file its quarterly report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

      The Company expects that it should be able to complete the work described above in time for it to file its Quarterly Report on Form 10-Q on or prior to the reporting deadline provided by such extension.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Brian M. Lavery                   (307) 461-4221
            ---------------                   --------------
               (Name)                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                  |X|Yes |_|No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  |_|Yes |X|No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            NACEL ENERGY CORPORATION
                   Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 12, 2008                     By:    /s/ BRIAN M. LAVERY
                                                   ----------------------
                                            Name:  Brian M. Lavery
                                            Title: Principal Executive Officer

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